

Mail Stop 4631

September 14, 2009

via U.S. mail and facsimile

Peter C. DeChants, CFO
Kaydon Corporation
315 Eisenhower Parkway, Suite 300
Ann Arbor, Michigan 48108

> **RE: Kaydon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended April 4, 2009 and**
> **July 4, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2009**
> **File No. 1-11333**

Dear Mr. DeChants:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dorine Miller at (202) 551-3711, or in her absence, Dieter King, at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief